UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2008

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K/A as Exhibit 1 is an amended copy of the press release issued by OceanFreight Inc. (the “Company”) on May 20, 2008. The amendment is to correct typographical errors.

OceanFreight Inc. Reports First Quarter 2008 Financial Results

May 20, 2008, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the quarter ended March 31, 2008.

Financial Highlights

•

For the first quarter of 2008 the Company reported Net Income of $6.4 million or $0.44 per common and subordinated share.   Net income for the period has been affected by a non cash charge of $5.3 million associated with the valuation of the Company’s interest rate swaps and a one time non cash charge of $1.1 million related to the settlement agreement reached between the Company and the former Chief Executive Officer of the Company.  Excluding the above two non cash items net income for the first quarter of 2008 amounted to $12.8 million or $0.88 per common and subordinated share.

•

OceanFreight’s Board of Directors has declared a dividend of $0.77 per share for the first quarter of 2008.  The dividend is payable on or about May 23, 2008, to common and subordinated shareholders of record as of May 16, 2008.

Other Developments

•

The Company has entered its 1996 built 149,085 dwt Suezmax tanker MT Olinda into a time charter for a period of about 2 years at a daily gross rate of approximately $41,000. The vessel is expected to be delivered to its charterers in the third quarter of this year.

Anthony Kandylidis, the Company’s President and Chief Executive Officer, commented:

“This was the first quarter that OceanFreight had all of its eleven vessels operational.  We achieved fleet utilization close to 100% which is a testament to the operational capability and efficiency of our ship managers.  With the time charter of the Olinda all of our vessels will be employed on period contracts with an average remaining duration of 2.2 years.  Our time charter coverage presently stands at about 95% and 87% of the total vessel operating days for the calendar year 2008 and 2009 respectively.  In this quarter we also announced our second dividend of $0.77 cents per share, a dividend higher than our base dividend established at the time of our initial public offering.  We remain committed to our stated business strategy since we went public and we believe that we are well positioned to continue to deliver consistent returns to our shareholders while looking for opportunities to grow.”

First Quarter 2008 Results

For the quarter ended March 31, 2008, Gross Revenue amounted to $38.4 million and Operating Income amounted to $15.6 million.  Net Income for the first quarter of 2008 was $6.4 million representing $0.44 earnings per share calculated on 14,428,256 weighted average  common and subordinated shares outstanding.

The above Net Income figure includes a non cash charge of $5.3 million associated with the valuation of the Company’s interest rate swaps and a one time non cash charge of $1.1 million related to the settlement agreement reached between the Company and the former Chief Executive Officer of the Company.  Excluding the above two non cash items, net income for the first quarter of 2008 amounted to $12.8 million or $0.88 per common and subordinated share.

EBITDA for the first quarter of 2008 was $20.44 million1.

An average of 10.8 vessels were owned and operated during the first quarter of 2008, earning an average Time Charter Equivalent, or TCE rate of $34,938 per day.

Capitalization

On March 31, 2008, debt (debt, net of deferred financing fees) to total capitalization (debt, net of deferred financing fees, and stockholders' equity) was 60.7% and net debt (debt less cash and cash equivalents) to total capitalization was 56.2%.

As of March 31, 2008, the Company had a total liquidity of approximately $23.5 million.

Fleet Employment Developments

The Company has entered its 1996 built 149,085 dwt Suezmax tanker MT Olinda into a time charter for a period of about 2 years at a daily gross rate of approximately 41,000. This time charter is expected to generate gross revenues of approximately $30 million for the Company over the corresponding charter period.

Capital expenditures

One of our panamax drybulk carriers is scheduled for drydocking for a period of approximately 35 days in the third quarter of 2008.  It is the policy of the Company to expense drydocking costs as incurred.

Dividend Payment

OceanFreight’s Board of Directors declared a dividend of $0.77 per share in respect of the first quarter of 2008. The dividend is payable on or about May 23, 2008, to common and subordinated shareholders of record as of May 16, 2008.

Since the Company’s listing on the NASDAQ Global Market in April 2007, OceanFreight has declared four consecutive quarterly dividends totaling $2.44 per common and subordinated share.

Recent Developments

On April 7, 2008, the Company and our former Chief Executive Officer entered a settlement agreement resolving all claims.  We therefore consider the matter closed.

Fleet Data

March 31, 2008
Average number of vessels (1)	10.80
Total voyage days for fleet (2)	984
Total calendar days for fleet (3)	985
Fleet Ultilization (4)	99.9%
Time charter equivalent (5)	34,938
Vessel operating expenses (daily) (6)	5,816
Management fees (daily)	468
General and administrative expenses (daily) (7)	2,488
Total vessel operating expenses (daily) (8)	8,772

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

The following table reflects the calculation of our TCE rates for the periods then ended:

3 Months Ended
(Dollars in thousands)	31-Mar-08

Gross revenues	38,359
Voyage expenses	(3,980)

Time Charter equivalent revenues	34,379

Total voyage days for fleet	984

Time charter equivalent (TCE) rate	34,938

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Income for the three month periods ended March 31, 2008 and 2007:

	3 Months Ended	3 Months Ended
(Dollars in thousands, except for share and per share data)	March 31, 2008	March 31, 2007
	Unaudited	Unaudited
INCOME STATEMENT DATA

Voyage revenues	$35,794	$-
Imputed revenue	2,565	-
Gross Revenue	38,359	-

Voyage expenses	(3,980)	-
Vessels operating expenses	(5,729)	-
Depreciation	(10,174)	-
Management fees	(461)	-
General and administrative expenses	(2,451)	(81)
Operating Income	15,564	(81)

Interest and finance costs	(4,037)	-
Interest income	173	6
Loss on derivative instruments	(5,296)
Net Income (loss)	$6,404	$(75)

The following are OceanFreight Inc.’s Consolidated Balance Sheets as at March 31, 2008 and December 31, 2007:

OCEANFREIGHT INC.
Consolidated Balance Sheets
March 31, 2008 and December 31, 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008 (Unaudited)	2007 (Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,464	$19,044
Accounts receivable	1,747	226
Inventories	1,607	678
Prepayments and other	1,819	763
Total current assets	28,637	20,711

FIXED ASSETS, NET:

Vessels, net	540,856	485,280
Other, net	56	61
Total fixed assets, net	540,912	485,341

OTHER NON CURRENT ASSETS:
Deferred financing fees, net	1,886	1,860
Other, net	13	13
Total non current assets, net	1,899	1,873

Total assets	$571,448	$507,925

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Long-term debt, current portion	$22,944	$16,000
Accounts payable	2,591	2,427
Due to related parties	139	742
Accrued liabilities	5,578	2,909
Unearned revenue	1,216	1,488
Derivative liability, current portion	3,900	-
Imputed deferred revenue , current portion	10,290	10,318

Total current liabilities	46,658	33,884

NON CURRENT LIABILITIES
Derivative liability, net of current portion	1,396	-
Imputed deferred revenue, net of current portion	13,494	16,031
Long term debt, net of current portion	301,056	244,600
Total non current liabilities	315,946	260,631

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $ 0.01 par value; 5,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 95,000,000 shares authorized; 12,386,185 and 12,394,079 shares issued and outstanding at March 31, 2008 and December 31, 2007, respectively	124	124
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 2,106,203 and 2,063,158 shares issued and outstanding at March 31, 2008 and December 31, 2007 respectively.	21	21
Additional paid-in capital	218,386	218,263
Accumulated deficit	(9,687)	(4,998)
Total stockholders' equity	208,844	213,410
Total liabilities and stockholders' equity	$571,448	$507,925

EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA:

31-Mar-08

Net cash provided by operating activities	17,996
Net increase in current assets	3,506
Net (increase) in current liabilities, excluding current portion of long term debt	(1,958)
Net Interest expense (income)	3,864
Loss in derivative instruments	(5,296)
Amortization of stock based compensation	(123)
Amortization of imputed deferred revenue	2,565
Amortization of deferred financing costs included in interest expense	(112)
EBITDA	20,442

Fleet List

The table below describes in detail our fleet development and current employment profile as of May 20, 2008:

	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery

DRYBULK

Trenton	1995	75,229	Panamax	TC	$26,000	Apr-10	Jun-10
Pierre	1996	70,316	Panamax	TC	$23,000	Jun-10	Oct-10
Austin	1995	75,229	Panamax	TC	$26,000	Apr-10	Jun-10
Juneau	1990	149,495	Capesize	TC	$48,700	Sep-09	Oct-09
Lansing	1996	73,040	Panamax	TC	$24,000	May-09	Sep-09
Helena	1999	73,744	Panamax	TC	$30,000	Jun-08	Aug-08
				TC	$32,000	Apr-12	Dec-12
Topeka	2000	74,710	Panamax	TC	$23,100	Oct-10	May-11
Richmond	1995	75,265	Panamax	TC	$29,100	Dec-09	Apr-10
Augusta	1996	69,053	Panamax	TC	$61,500	Nov-08	Jan-09

TANKERS

Pink Sands	1993	93,723	Aframax	TC	$27,450	Dec-10	Jan-11
Olinda	1996	149,085	Suezmax	Spot Market	-	n/a	n/a
				TC	$41,025	Aug-10	Sep-10

Conference Call and Webcast: May 21, 2008, at 10:00 A.M. EDT

OceanFreight management team will host a conference call on May 21, 2008, at 10:00 a.m. Eastern Daylight Time to discuss the Company’s financial results for the First Quarter 2008.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "OceanFreight".

In case of any problem with the above numbers, please dial 1 866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0) 1452 586-513 (Standard International Dial In). Quote "OceanFreight".

A telephonic replay of the conference call will be available until Wednesday, May 28, 2008 by dialling 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0) 1452 550 000 (Standard International Dial In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc. was incorporated in 2006 to acquire high quality secondhand vessels and deploy them on medium and long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of eleven vessels, consisting of one Capesize drybulk carrier, eight Panamax drybulk carriers, one Suezmax tanker and one Aframax tanker with a total carrying capacity of 978,889 dwt.

OceanFreight’s Inc. common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the US Securities and Exchange Commission.

Company Contact:

Michael Gregos

Chief Operating Officer

Tel: +30-210-809-0514

E-mail: management@oceanfreightinc.com

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  May 22, 2008

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer

Footnotes

1 Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.